UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

709796 10 6

(CUSIP Number)

Richard Plant Morthland

807 Cahaba Road

Selma, Alabama 36701

(334) 875-2677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No. 4)

The Peoples BancTrust Company, Inc.

Item 1	Security and Issuer

This amendment No. 4 amends amendment No. 3 Schedule 13D filed on April 23, 2007 (“Amendment No. 3”), amendment No. 2 to Schedule 13D filed on December 15, 2006 (“Amendment No. 2”), and amendment No. 1 to Schedule 13D filed on December 15, 2006, with the Securities and Exchange Commission by Richard Plant Morthland, Ann Plant Morthland, Mary Ann Morthland Patterson, Martin Plant Morthland, William Plant Morthland, William Marshall Patterson, III and Ann Patterson Powell (the “Reporting Persons”).

This amendment relates to the Common Stock, par value $.10, the (“Common Stock”) issued by The Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive office of the Issuer is 310 Broad Street; Selma, Alabama 36701.

Item 4	Purpose of Transaction

On May 21, 2007, each of the Reporting Persons executed letters in support of the Issuer’s proposed Agreement and Plan of Merger between the Issuer and BancTrust Financial Group, Inc. of Mobile, Alabama. Each of the letters was executed by the Reporting Persons in the form attached to this Statement as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 4.

Item 7	Material to Be Filed as Exhibits

Joint Filing Agreement of the Reporting Persons as Exhibit 1 to Schedule 13D filed on December 15, 2006 is hereby incorporated by reference.

2

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2007
DATE

/s/ Richard Plant Morthland
SIGNATURE

Richard Plant Morthland
NAME/TITLE

/s/ Ann Plant Morthland
SIGNATURE

Ann Plant Morthland
NAME/TITLE

/s/ Mary Ann Morthland Patterson
SIGNATURE

Mary Ann Morthland Patterson
NAME/TITLE

/s/ Martin Plant Morthland
SIGNATURE

Martin Plant Morthland
NAME/TITLE

/s/ William Plant Morthland
SIGNATURE

William Plant Morthland
NAME/TITLE

/s/ William Marshall Patterson, III
SIGNATURE

William Marshall Patterson, III
NAME/TITLE

/s/ Ann Patterson Powell
SIGNATURE

Ann Patterson Powell
NAME/TITLE